November 20, 2024

Siyu Yang
Chief Executive Officer
Baiya International Group Inc.
Yifang Capital Industrial Park
No. 33 Pingshan Industrial Road, Building A, 16F
Tangxia, Dongguan, Guangdong, China

       Re: Baiya International Group Inc.
           Amendment No. 4 to Registration Statement on Form F-1
           Filed November 8, 2024
           File No. 333-275232
Dear Siyu Yang:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form F-1 filed November 8, 2024 Capitalization, page 71

1. Your consolidated balance sheet at June 30, 2024 shows amounts due to related parties of $1,657,719. Please tell us your consideration of including indebtedness to related parties in the Capitalization table. Refer to Part I, Item 3(B) of Form 20-F and revise as necessary.
 November 20, 2024
Page 2

        Please contact Nasreen Mohammed at 202-551-3773 or Doug Jones at 202-551-3309
if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   John P. Yung